# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D-Wave Quantum Inc., CIK 0001907982
CUSIP: 26740W109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2650 BayShore Road, Palo Alto, California (CA), 94303
Date of event which requires filing of this statement: 12/31/2022
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001430885

## Reporting persons
- BDC Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: D-Wave Quantum Inc.
Address of issuer's principal executive offices: 2650 East Bayshore Road, Palo Alto, California 94303

## Item 2. Person Filing
Name of person filing:
BDC Capital Inc. ("BDC") is a subsidiary of the Business Development Bank of Canada which is a
Crown corporation whose sole shareholder is the Government of Canada.

This constitutes a late filing due to inadvertent administrative error. The securities of D-Wave
Quantum Inc. (the "Company") covered by this Schedule 13G were acquired prior to the registration of that class in July 2022. The Reporting Person's ownership of the issuer's securities has been appropriately reported in the issuer's initial registration statement on Form S-4.

The Reporting Person did not file an initial report Schedule 13G to report its 8.45% beneficial ownership as of December 31, 2022. Such percentage is based on the Company's most recent reported number of shares outstanding at the relevant time. All of the shares reported herein were sold between November 25, 2024 and December 2, 2024 and therefore all of the shares reported herein have been disposed of as of the date of this filing. Immediately prior to the sale of the shares reported herein, the Reporting Person's beneficial ownership of the issuer's securities was 4.2% with such dilution due to issuer action. Such percentage is based on the Company's most recent reported number of shares outstanding at the relevant time.
Address of principal business office or, if none, residence: 5 Place Ville Marie, Suite 100 Montreal, Quebec, Canada H3B 5E7
Citizenship: Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class:
Calculation of percentage of beneficial ownership as of December 31, 2022 is based on (i) 63,096,354 shares of common stock at par value $0.0001 and (ii) 48,409,641 exchangeable shares outstanding, which are convertible into shares of common stock on a one for one basis at any time for no consideration, as reported by D-Wave Quantum Inc. in its Form 10-Q filed with the Commission on November 10, 2022.

Calculation of percentage of beneficial ownership as of November 25, 2024 is based on (i) 180,252,641 shares of common stock at par value $0.0001 and (ii) 43,762,188 exchangeable shares outstanding, which are convertible into shares of common stock on a one for one basis at any time for no consideration, as reported by D-Wave Quantum Inc. in its Form 10-Q filed with the Commission on November 14, 2024.

0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BDC Capital Inc.: /s/ Joseph Regan, Joseph Regan, Senior Managing Partner, Venture Capital (01/15/2025)